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                           June 24, 2022

       Kimberly Lody
       Chief Executive Officer
       Sonida Senior Living, Inc.
       16301 Quorum Drive, Suite 160A
       Addison, TX 75001

                                                        Re: Sonida Senior
Living, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Filed April 15,
2022
                                                            Form 8-K Filed May
23, 2022
                                                            File No. 001-13445

       Dear Ms. Lody:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2021

       Consolidated Statements of Operations and Comprehensive Income (Loss), page F-5

   1. Please revise future filings to remove the stock-based compensation line item from the face of your statements
of operations. As indicated in SAB Topic 14-F, you may present stock-based
compensation expense in a parenthetical note to the appropriate income statement line items or
in the notes to the financial statements or within MD&A.
       Form 8-K Filed May 23, 2022

       Exhibit 99.1
       Reconciliation of Non-GAAP Measures, page 0

   2.                                                   We note your non-GAAP
measures, Consolidated Net Operating Income Margin and
                                                        Same-Store Net
Operating Income, exclude all general and administrative expenses.
 Kimberly Lody
Sonida Senior Living, Inc.
June 24, 2022
Page 2
         Please tell us why you believe the adjustment for general and administrative expenses is consistent with the guidance in Question 100.01 of the Non-GAAP
Financial
         Measures Compliance and Disclosure Interpretations, given that these expenses appear to be normal, recurring, cash operating expenses necessary to operate your business.
3. We note your disclosure that Adjusted CFFO is a non-GAAP liquidity measure. Given that Adjusted CFFO is a liquidity measure, please revise future filings to provide a reconciliation to the comparable GAAP measure, which appears to be net cash provided by operating activities. Refer to Item 10(e)(1)(i)(A) and (B) of Regulation S-K.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Tara Harkins at (202) 551-3639 or Eric Atallah, Reviewing Accountant, at (202) 551-3663 with any questions.



FirstName LastNameKimberly Lody                              Sincerely,
Comapany NameSonida Senior Living, Inc.
                                                             Division of
Corporation Finance
June 24, 2022 Page 2                                         Office of Life
Sciences
FirstName LastName